SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)


               America West Holdings Corporation(1)
                 America West Airlines, Inc. (2)
                       -------------------
                         (Name of Issuer)

             (1) Class A Common Stock, $.01 par value
             (1) Class B Common Stock, $.01 par value
             (2) Warrants to Purchase Class B Common
                  Stock of America West Holdings
                           Corporation
                   ----------------------------
                  (Title of Class of Securities)

                           023657 10 9
                           023657 20 8
                           023650 11 2
                          --------------
                         (CUSIP Numbers)


                     Richard J. Cooper, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
       ----------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         January 29, 1998
                          --------------
                  (Date of Event which Requires
                    Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |

-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   1,613,586
              WARRANTS                       0
-----------------------------------------------------------------
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,100,000
   EACH       CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
              ---------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   1,613,586
              WARRANTS                       0
------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0

-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK     5.1%
              WARRANTS                 0.0%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     162,592
              WARRANTS                       0
-----------------------------------------------------------------
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,100,000
   EACH       CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
              ---------------------------------------------------
REPORTING     9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     162,592
              WARRANTS                       0
              ---------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0

-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK       5.1%
              WARRANTS                   0.0%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     170,181
              WARRANTS                       0
 NUMBER OF
              ---------------------------------------------------
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,100,000
   EACH       CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
              ---------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     170,181
              WARRANTS                       0
              ----------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0

-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,100,000
              CLASS B COMMON STOCK   2,263,499
              WARRANTS                       0
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK       5.1%
              WARRANTS                   0.0%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
-----------------------------------------------------------------

     This amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 21, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 30, 1996, Amendment No. 7 filed on June 18, 1996 and Amendment No. 8 filed on March 19, 1997 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 780,473 shares of Class A Common and 1,613,586 shares of Class B Common. The Class A Common held by TPG represents approximately 70.1% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa (as reported herein)). The Class B Common held by TPG represents approximately 3.6% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa (as reported herein)).

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 78,644 shares of Class A Common and 162,592 shares of Class B Common. The Class A Common held by TPG Parallel represents approximately 7.2% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa (as reported herein)). The Class B Common held by TPG Parallel represents approximately 0.4% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa (as reported herein)).

     At the date hereof, Air Partners II has the sole power to vote and dispose of 82,314 shares of Class A Common and 170,181 shares of Class B Common. The Class A Common held by Air Partners II represents approximately 7.5% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa (as reported herein)). The Class B Common held by Air Partners II represents approximately 0.4% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa (as reported herein)).

      In an amendment to its Schedule 13D filed on January 29, 1998, Mesa reported that on January 23, 1998 (i) Mesa closed the sale of all of its 100,000 shares of Class A Common and 200,727 shares of Class B Common to the Company for a total of $5,450,676.88, representing an amount per share of the Class A Common and Class B Common equal to closing sale price of the Class B Common, as reported on the New York Stock Exchange Composite Tape on January 8, 1998 and (ii) that MAGI Insurance, Ltd., a company organized under the laws of Barbados, West Indies and a wholly-owned subsidiary of Mesa, closed the sale of all of its 799,767 Warrants to Holdings for a total of $5,560,853.70, representing an amount per Warrant equal to ninety-five percent (95%) of the closing sale price of Warrants, as reported on the New York Stock Exchange Composite Tape on January 8, 1998. In the same amendment to its Schedule 13D, Mesa reported that it no longer held or owned beneficially any Class A Common, Class B Common or Warrants.

      As a result of, and simultaneously with, such sale, the rights and obligations of Mesa under the Stockholders' Agreement terminated automatically. Accordingly, the Filing Parties no longer have any understandings or agreements regarding the voting and disposition of the securities of Holdings held by them with Mesa, and the Filing Parties and Mesa no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

     As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of Holdings held by them with Continental. As a result of these agreements and understandings, the Filing Parties, together with Continental, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common and Class B Common by Continental is contained in a separate
Schedule 13D (and amendments thereto) filed by Continental.

      On the basis of information contained in the Schedule 13D (as amended as of the date hereof) filed by Continental, the Filing Parties and Continental, as a group, beneficially own 1,100,000 shares of Class A Common, 2,263,499 shares of Class B Common and 0 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,100,000 shares of Class A Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class A Common sold to the Company by Mesa (as reported herein)). The aggregate amount of Class B Common beneficially owned by the group represents approximately 5.1% of the 44,552,818 shares of Class B Common outstanding as of October 31, 1997, based on information provided by the Company (after giving effect to the repurchase of Class B Common sold to the Company by Mesa (as reported herein)).

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 6, 1998



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President

                      JOINT FILING AGREEMENT


     JOINT FILING AGREEMENT, (this "Agreement"), dated as of September 1, 1994 among TPG PARTNERS, L.P., a Delaware limited partnership ("TPG"), TPG PARALLEL I, L.P., a Delaware limited partenrship ("TPG Parallel") and AIR PARTNERS II, L.P., a Texas limited partnership ("Air Partners II").

                        W I T N E S S T H

     WHEREAS, as of the date hereof, each of TPG, TPG Parallel and Air Partners II is filing a Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of America West, Inc., a Delaware corporation (the "Schedule 13D";

     WHEREAS, each of TPG, TPG Parallel and Air Partners II is individually eligible to file the Schedule 13D;

     WHEREAS, each of TPG, TPG Parallel and Air Partners II wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of TPG and AmWest, pursuant to Rule
13d-1(f)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. TPG, TPG Parallel and Air Partners II hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of TPG, TPG Parallel and Air Partners II pursuant to Rule 13d-1(f)(1)(iii) under the Exchange Act.

     2. TPG hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG Parallel or Air Partners II contained therein, unless TPG knows or has reason to know that such information is inaccurate.

     3. TPG Parallel hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, TPG Parallel is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning TPG Paralllel contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or Air Partners II contained therein, unless TPG Parallel knows or has reason to know that such information is inaccurate.

     4. Air Partners II hereby acknowledges that, pursuant to Rule 13d-1(f)(1)(i) under the Exchange Act, Air Partners II is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Air Partners II contained therein, and is not responsible for the completeness and accuracy of the information concerning TPG or TPG Parallel contained therein, unless Air Partners II knows or has reason to know that such information is inaccurate.

     5. Each of TPG, TPG Parallel and Air Partners II hereby agree that this Agreement shall be filed as an exhibit to the
Schedule 13D, pursuant to Rule 13D-1(f)(1)(iii) under the Exchange Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:     /s/ James O'Brien
                                   ---------------------------
                                Name:  James O'Brien
                                Title: Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:    /s/ James O'Brien
                                   --------------------------
                                Name:   James O'Brien
                                Title:   Vice President

                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:    /s/ James O'Brien
                                   ------------------------------


                                Name:   James O'Brien
                                Title:   Vice President